ENTOURAGE MINING LTD.
(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2005
(Unaudited – Prepared by Management”
(Stated in Canadian Dollars)

(These unaudited financial statements have not been reviewed by the Company’s auditors)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEET
(Unaudited)
(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2005	2004

ASSETS

Current
Cash	$37,937	$433,617
Advances and prepaid expenses	10,384	1,984
Goods & Services Tax recoverable	5,790	24,317
	54,111	459,918
Equipment (net of accumulated amortization)	5,915	6,809
	$60,026	$466,727

LIABILITIES

Current
Accounts payable and accrued liabilities	$41,548	$124,658
Amounts payable to related parties	163,065	196,777
	204,613	321,435

SHAREHOLDERS’ DEFICIENCY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
16,398,505 common voting shares at June 30, 2005
and 16,273,505 common voting shares at December
31, 2004	1,473,657	1,431,053

Other Contributed Capital	629,171	629,171

Deficit Accumulated During The Exploration Stage	(2,247,415)	(1,914,932)
	(144,587)	145,292

	$60,026	$466,727

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

										INCEPTION
										JUNE 16
		THREE MONTHS ENDED				SIX MONTHS ENDED				1995 TO
		JUNE 30				JUNE 30				JUNE 30
		2005		2004		2005		2004		2005

Expenses	$		$		$		$		$
Amortization		448		345		895		345		1,931
Consulting		28,854		26,681		53,101		30,681		126,114
Consulting-stock based
compensation		-		143,909		-		143,909		421,000
Deferred tax recovery		-		-		-		-		(2,376)
Exploration and mineral
property acquisition
costs		32,925		19,696		207,778		23,321		894,755
Interest expense and				-
bank charges		158				1,715		-		10,302
Management fees		-		-		-		-		225,000
Office and sundry		10,341		15,097		10,787		29,530		76,785
Professional fees		30,478		32,400		34,562		47,436		201,500
Promotion & travel		8,862		33,846		13,117		33,846		79,696
Rent		3,949		2,382		7,178		3,007		196,355
Telephone		1,626		4,735		3,350		4,735		16,353
		117,641		279,091		332,483		316,810		2,247,415

Loss For The Period		117,641		279,091		332,483		316,810		$2,247,415

Deficit, Beginning Of
Period		2,129,774		996,205		1,914,932		958,486

Deficit, End Of Period		$2,247,415		$1,275,296		$2,247,415		$1,275,296

Basic And Diluted Loss
Per Share		$0.01		$0.02		$0.02		$0.02

Weighted Average
Number Of Shares
Outstanding		16,398,505		16,194,526		16,342,494		16,062,361

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005
Cash provided by (used in):

Operating Activities:
Net loss for the period	$(117,641)	$(279,091)	$(332,483)	$(316,810)	$(2,247,415)
Items not involving cash:
Amortization	448	345	895	345	1,931
Stock based compensation	-	143,909	-	143,909	421,000
Mineral property option
payment paid with stock	-	-	42,604	-	161,392
Deferred tax recovery	-	-	-	-	(2,376)
Changes in non-cash
operating working capital
Advances & prepaid
expenses	(9,300)	(7,919)	(8,400)	(7,919)	(10,384)
Goods & Services tax
recoverable	9,344	(3,055)	18,527	(3,285)	(5,790)
Accounts payable and	3,211	(8,593)	(83,111)	(98,433)	41,547
accrued liabilities
Amounts payable to related
parties	10,488	(30,000)	(33,712)	(13,805)	163,065
	(103,450)	(184,404)	(395,680)	(295,998)	(1,477,030)

Investing activities:
Equipment	-	(7,845)	-	(7,845)	(7,845)

Financing Activities
Contributed capital	-	-	-	-	200,671
Subscriptions received	-	-	-	(190,816)	-
Net proceeds on sale of
common stock	-	315,314	-	534,764	1,322,141
	-	315,314	-	343,948	1,522,812

Net Change In Cash	(103,450)	123,065	(395,680)	40,105	37,937

Cash, Beginning Of Period	141,387	12,173	433,617	95,133	-

Cash, End Of Period	$37,937	$135,238	$37,937	$135,238	$37,937

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of June 30, 2005 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2004 audited financial statements and notes thereto as these interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2004.

2.	RELATED PARTY TRANSACTIONS

a)	During the period ended June 30, 2005, the Company incurred $37,104 (2004 - $11,600) in consulting fees to its directors.

b)

Amounts payable to related parties at June 30, 2004, of $163,065 (Dec. 31, 2004 - $196,777) is owing to current directors, a former director, to a Company controlled by the same former director, and to a Company having a common current director.

3.	NEW MINERAL PROPERTY AGREEMENTS

On March 21, 2005, the Company entered into an option agreement to acquire a 100% interest in Casstebelle Township, Quebec. The Company can earn the interest by making a cash payment of $35,000 (already paid) and issuing 125,000 common shares (already issued) in the first year and a total of $220,000 and 750,000 shares over 4 years and expending $1,000,000 on the property over three years. The property interest is subject to a 2.5% net smelter royalty.

By agreement dated April 7, 2005 the Company obtained an option to acquire a 20% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) for a cash payment of $40,000 (unpaid) and a work commitment of $100,000 per year for two years. The annual payments of $100,000 are to be made an a quarterly basis at $25,000 per quarter with the first payment due by December 31, 2005. No work has yet been completed on the Hatchet Lake property by the Company.

On April 26, 2005 the Company granted the right to two third parties to acquire a total of a 20% interest in the Company’s Nevada gold project. Under the terms of the option agreement the Company will receive total cash consideration of US$80,000 upon the Company executing its option to acquire the 100% interest in the property interest and the purchasers agree to expend a total of US$170,000 or an amount equal to 10% of Entourage’s expenditures on the property.